SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  August 1, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and Exhibit 2 and incorporated by reference herein are the Registrant's News Releases dated August 1, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   August 1, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email:

    investors@TanzanianRoyaltyExploration.com

Website:  www.TanzanianRoyaltyExploration.com

News Release -  August 1, 2006

Tanzanian Royalty Reports Encouraging Gold Intersections for the Remaining Three Diamond Drill Holes at the Itetemia Project in Tanzania

Tanzanian Royalty Exploration Corporation is pleased to announce that assay results have been received from the remaining three diamond drill holes of the four hole program, recently completed on the Golden Horseshoe Reef (GHR) at its Itetemia Project in Tanzania. The GHR is situated on a sub-parallel structure immediately to the east of Barrick's Bulyanhulu gold mine. The objective of the four hole program was to determine if the high grade pay shoot has continuity up to 700 metres down plunge. The results of the first, shallowest diamond hole are reported in an earlier press release on July 5, 2006.

Assay results for GHDD-030, GHDD-031 and GHDD-032 include the following:

Golden Horseshoe Reef

Hole No.	From (metres)	To (metres)	Intercept	Gold (grams/tonne)	Including
GHDD-030	280.00	286.00	6.00	2.66
GDHH-031	406.00	416.00	10.00	6.73	4.00m @ 11.07 g/t
GHDD-032	604.00 609.92	605.00 610.73	1.00 0.81	1.68 1.45

The true width of these intercepts is estimated to be 50% of the down-hole intersections.

GHDD-030 intersected the main mineralized zone some 270 metres below surface. It is characterized by disseminated to massive sulphide mineralization, predominantly pyrite with lesser pyrrhotite, in a silicified dacitic host. The mineralized zone has been both diluted and disrupted by a 9 metre thick pegmatite dyke, which has been subsequently modeled to be flat-dipping.  The combined intersect is 2.66 g/t Au over a true width of 3 metres.

GHDD-031 intersected the GHR pay shoot at a vertical depth of almost 400 metres below surface, yielding an impressive 6.73 g/t over a true thickness of 5 metres, and includes a high-grade component of 11.07 g/t over a true thickness of 2 metres.

GHDD-032, intersected the projected GHR zone at a vertical depth of 550 metres below surface. The main pay shoot was not intersected, and the best intersects are 1.68 and 1.45 g/t Au over sub-metre intersect widths. The zone itself has also thinned to a true width of 3 metres.  Measurement of the bedding core angles for all four holes shows a consistent 30 degrees in the top three holes, with the deeper hole GHDD-032 flattening to 40 degrees.  This suggests a distinct flattening of the GHR at depth, and it is quite likely that this drill hole has undershot the pay shoot.

As reported in the July 5, 2006 press release, the steeply-dipping to near-vertical mineralized zone, as intersected in the first drill hole (GHDD-029), consists of two separate but high-grade ore zones, with a low-grade middling.  The results presented here suggest that these two separate zones of mineralization might merge into a single mineralized zone at depth.

According to Tanzanian Royalty Chairman and CEO, Jim Sinclair, "These initial results suggest a broad distribution of economically attractive gold values in the GHR and reaffirm our belief that its full potential remains to be established."

This drill program has succeeded in confirming the existence of a continuous  high-grade pay shoot at GHR down to a depth of 450 metres, having a total down plunge distance of 550 metres, bar the effects of the pegmatite dyke in GHDD-030.

"We remain highly excited about the potential of GHR, and the results of this drill program will help focus future diamond drilling, and add value to  the project in the coming months," said the Company's president, John Deane.

Future Plans

The Company plans on RC drilling the gaps in the top 150 metres of the GHR to obtain the true strike, estimated at 300 metres, and grade of the deposit so a decision can be made on the deeper drilling.

Other Projects

Tanzanian Royalty is continuing with a Reverse Circulation (RC) drilling program on several kimberlite targets. To date one new kimberlite has been intersected on its Nyamigunga PL bringing the total number of kimberlites on the license to eight.  Composite 25 kg samples from the larger pipes will be submitted for micro-diamond analysis next month.   Furthermore, a ten hole diamond drill program has recently commenced along the eastern flanks of Kisunge Hill on the Luhala Project.  This is aimed at testing the down-dip extension of high-grade gold mineralization, proven by earlier in-house RC drilling.

Analysis

Fire assay with flame AAS finish was conducted by Humac Laboratories in Mwanza, Tanzania.  Standards were inserted in the sample stream sent to Humac and subsequent analysis shows the standards to fall within analytically acceptable (5% standard deviation) limits. Duplicates of pulps and rejects have been received and fall within the 95% correlation coefficient.

Qualified Person

The Company's Qualified Person is Mr. Peter Chadwick, M.Sc. University of Cape Town, a registered scientist with SACNASP (Reg. No. 400082/93) since 1993, and a Fellow of the Society of Economic Geologists. Mr. Chadwick personally undertook the re-evaluation of the Golden Horseshoe Reef in addition to the geological logging and sampling of the drill core.

Respectfully Submitted

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Exhibit 2

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email:

    investors@TanzanianRoyaltyExploration.com

Website:  www.TanzanianRoyaltyExploration.com

News Release -  August 01, 2006

Tanzanian Royalty Chairman Proceeds with Sixth Tranche of

C$3 Million Private Placement

Tanzanian Royalty Exploration Corporation advises that Mr. James E. Sinclair is proceeding with the sixth tranche of the private placement announced on January 13, 2005 (the “Placement”) whereby Mr. Sinclair agreed to purchase common shares of the Corporation representing an aggregate value of $3,000,000. Such shares are to be purchased in 8 quarterly tranches of $375,000 each, commencing February 1, 2005, of which five tranches have been completed to date.

The sixth tranche will consist of 44,664 common shares of the Corporation having a purchase price of $8.396 per share for proceeds totaling $375,000.  The purchase price reflects the weighted average trading price of the Corporation’s shares for the five consecutive trading days ended July 31, 2006.

As previously announced, Mr. Sinclair has agreed to make available to the Corporation an interest free advance of $750,000 to be repaid upon the completion of the remaining tranches of the Placement.

All private placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.  No warrants, options or other rights have been issued or granted in connection with the Placement.  Each tranche is subject to regulatory approval.

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.tanzanianroyaltyexploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.